INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

August 19, 2016

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II – File Nos. 333-191476 and 811-22894 (the “Registrant”) on behalf of Livian Equity Opportunity Fund (the “Fund”)

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on July 27, 2016, on the Registrant’s registration statement filed on Form N-1A with respect to Livian Equity Opportunity Fund (the “Fund”), a series of the Registrant.  Responses to all of the comments are included below.

PROSPECTUS

SUMMARY SECTION

Principal Risks of Investing
1.	Please explain why “Risk of increase in expenses” is an appropriate risk factor for this Fund.

Response:  The Registrant believes the “Risk of increase in expenses” is an appropriate risk for the Fund.  As noted in the risk disclosure, expense ratios may increase for a number of reasons, including (i) if the Advisor changes or discontinues its expense limitation arrangement, which currently has a contractual term of one year from the commencement of Fund operations, or (ii) if the Fund’s net assets decrease, which may occur during periods of market volatility.  The Registrant notes that it has recently incorporated and will continue to incorporate this risk disclosure into post-effective amendments for new and existing series of the Registrant, as applicable.

Performance
2.	Please revise the disclosure in the paragraph under “Performance” to specifically state the date the Predecessor Fund will transfer assets to the Fund.

Response:   The Registrant has revised the disclosure to indicate that the date of the reorganization of the Series A Units – Livian Equity Opportunity Fund is expected to occur on October 28, 2016 and the Fund will commence operations on that date as well.

3.	Please add disclosure to the second paragraph under “Performance” to state that the financial statements of the Predecessor Fund are included in the Fund’s Statement of Additional Information.

Response:   The Registrant has added the disclosure as requested.

4.
As noted in previous discussions with the staff, please explain why the proposed reorganization of the Livian Equity Opportunity Fund series (“Series A”) of Livian Capital Opportunities L.P. (the “Limited Partnership”), a Delaware limited partnership, into the Fund meets the requirement set forth in the  MassMutual Institutional Funds, SEC No-Action Letter (September 28, 1995) that a predecessor fund transfer substantially all of its securities to the new fund.

Response:  As previously discussed with the staff, for the reasons set forth below, the Registrant believes that the proposed reorganization of Series A of the Limited Partnership into the Fund meets the requirements of the Mass Mutual Institutional Funds no-action letter.

The limited partnership agreement of the Limited Partnership makes clear that the general partner of the Limited Partnership may establish designated series of limited partnership interests in accordance with Section 17-218 of the Delaware Revised Uniform Limited Partnership Act, and establishes the Series A and Series B units of the Limited Partnership.  The agreement also makes clear that Series A and Series B have separate assets, liabilities and expenses, books and records, bank accounts, management fees and performance fees, and investors (although certain investors have invested in both Series A and Series B), and the general partner of the Limited Partnership has confirmed that this has been true since the inception of the Limited Partnership.  The limited partnership agreement also establishes that no limited partner of either Series will have any claim on or any right to any assets allocated to or belonging to any other Series.  The general partner of the Limited Partnership has confirmed that Series A and Series B have separate investment objectives and principal investment strategies and historically, performance for Series A and Series B has been calculated and reported separately.  In addition, the general partner has confirmed that each of Series A and Series B relies separately on the exemption from the definition of “investment company” pursuant to Section 3(c)(1) of the Investment Company Act of 1940, as amended.

Although interests in Series A and Series B are offered in the same private placement memorandum (“PPM”), the general partner of the Limited Partnership has explained that this was done solely for cost savings and administrative simplicity.  In fact, the general partner has explained that these cost savings and administrative benefits are the reasons Series A and Series B were originally established as series of the Limited Partnership, rather than as separate limited partnerships.

In the past, audited consolidated financial statements have been prepared for Series A and Series B.  Again, this was done for cost savings.  However, the independent auditor for the Limited Partnership, Spicer Jeffries LLP, has prepared separate audited financial statements for Series A, which are included as Appendix C to the Fund’s Statement of Additional Information.

We believe that the proposed reorganization described above meets the requirements of the Mass Mutual Institutional Funds no-action letter and that the Fund should therefore be able to include the historical performance of Series A as predecessor account performance information in the Fund’s prospectus.

5.	With respect to the performance disclosure meeting the requirements of the MassMutual Institutional Funds no-action letter, the Registrant previously responded that the Registrant obtained confirmation from the Advisor that it believes the Predecessor Fund, although not required to do so, likely would have been able to comply with the investment restrictions imposed by Subchapter M of the Internal Revenue Code or could have made adjustments to fund investments to comply with those restrictions without having caused the Predecessor Fund to materially deviate from its investment objective or strategy. Please explain why the Predecessor Fund likely would have been able to comply or could have made adjustments to comply, and explain what adjustments would have had to been made.

Response:   Upon further research, the Advisor has confirmed that the Predecessor Fund would have been able to comply with the restrictions imposed by Subchapter M of the Internal Revenue Code.  As a result, the Registrant’s response to Item #7 included in the response letter dated July 26, 2016 is being re-submitted as follows:

“(1) The Registrant obtained confirmation from Livian & Co., LLC (the “Advisor”) that the Predecessor Fund was created as a vehicle for providing long-term capital appreciation to the Advisor’s private account clients, and not for the purpose of establishing a performance record.   The Predecessor Fund commenced operations on June 1, 2012. (2) The Registrant has obtained confirmation from the Advisor that there were no other substantially similar accounts or funds managed by the Advisor that were not selected for conversion into the Fund.  (3) Prior to the conversion into the Fund, the Predecessor Fund relied on the exemption under Section 3(c)(1) of the 1940 Act.  (4) The Registrant confirms that the Predecessor Fund will transfer all or substantially all of its assets to the Fund.  (5) The Registrant obtained confirmation from the Advisor that it believes the Predecessor Fund, although not required to do so, would have been able to comply with the investment restrictions imposed by Subchapter M of the Internal Revenue Code.  (6) The Registrant obtained confirmation from the Advisor that it has the records to support the calculation of the performance of the Predecessor Fund as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.”

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

FINANCIAL STATEMENTS

6.	The SAI should include at least two years of audited financial statements of the Predecessor Fund and such financial statements should comply with Regulation S-X 3-18 which provides if the most current balance sheet or statement of assets and liabilities in a filing is as of a date 245 days or more prior to the date the filing is expected to become effective, the financial statements shall be updated with a balance sheet or statement of assets and liabilities as of an interim date within 245 days. In addition, the statements of operations, cash flows, and changes in net assets shall be provided for the interim period between the end of the most recent fiscal year for which a balance sheet or statement of assets and liabilities is presented and the date of the most recent interim balance sheet or statement of assets and liabilities filed.

Response:   The Registrant intends to request that the staff accelerate the effectiveness of the Registrant’s Rule 485(a) filing such that the filing becomes effective on August 30, 2016. If the acceleration request is granted, the financial statements included in the most recent Rule 485(a) filing for the Fund will be as of a date less than 245 days from the effective date.

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Diane Drake (626-385-5777) or Joy Ausili (626-914-1360) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake

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